ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

05012015

12g3-2(b) File No.82-4922

Ref No. CN. 736/2005

October 18, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 20 2005
WASH. D.C. 198 SECTION

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

[illegible signature]

(Ms. Kattiya Indaravijaya)
First Senior Vice President
KASIKORNBANK Public Company Limited

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

บมจ. ธนาคารกสิกรไทย
1 ซอยกสิกรไทย ถนนราษฎร์บูรณะ
กรุงเทพฯ 10140
โทร. 0 2222 0000 โทรสาร 0 2470 1144-5
www.kasikornbank.com ทะเบียนเลขที่ บมจ.105

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2222 0000 Fax. +66 2470 1144-5
www.kasikornbank.com Registration No.PCL 105

泰华农民银行总行
泰国曼谷叻武拉纳路泰华农民巷 1 号,
邮政编码 10140
电话: (66) 2222 0000 传真: (66) 2470 1144-5
www.kasikornbank.com 注册号: 大众有限公司第105号

Summary Statement of Assets and Liabilities 1/

As at September 30, 2005

Assets	Baht	Liabilities	Baht
Cash	18,039,017,982.96	Deposits	703,442,499,805.55
Interbank and money market items	84,105,802,273.69	Interbank and money market items	19,143,648,491.68
Securities purchased under resale agreements	9,860,000,000.00	Liabilities payable on demand	5,991,891,323.48
Investments in securities, net	104,048,702,697.70	Securities sold under repurchase agreements	0.00
(With obligations Baht 16,031,294,949.76)		Borrowings	20,165,221,807.28
Credit advances (net of allowance for doubtful accounts)	578,646,144,370.34	Bank's liabilities under acceptances	796,918,830.12
Accrued interest receivables	1,295,915,399.08	Other liabilities	13,474,429,087.23
Properties foreclosed	13,020,246,155.96	Total liabilities	763,004,103,055.32
Customers' liabilities under acceptances	796,918,830.12		
Premises and equipment, net	20,765,812,558.04	**Shareholders' equity**	
Other assets	16,782,747,026.05	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,725,480,810.00
		Reserves and net profit after appropriation	38,562,006,821.53
		Other reserves and profit and loss account	13,468,167,646.06
		Total shareholders' equity	75,755,604,177.59
Total Assets	838,759,707,232.91	Total Liabilities and Shareholders' Equity	838,759,707,232.91
Customers' liabilities under unmatured bills	5,185,480,790.35	*Bank's liabilities under unmatured bills*	5,185,480,790.35
Total	843,945,188,023.26	Total	843,945,188,023.26

	Baht
Non-Performing Loans as at Sep 30, 2005 (Quarterly)	47,970,238,053.30
(7.81 % of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at Sep 30, 2005 (Quarterly)	22,393,922,351.39
Actual allowance for doubtful accounts	29,861,439,140.35
Loans to related parties	3,942,442,421.87
Loans to related asset management companies	7,815,000,000.00
Loans to related parties due to debt restructuring	4,334,965,984.46
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital permitted by the Bank of Thailand	-
Legal capital fund	94,420,901,862.40
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	1,717,962,697.30
Total liabilities	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	765,083,466.92
Letters of credit	12,536,385,547.66

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

Ref. FA. 079/2005

October 18, 2005

To President

The Stock Exchange of Thailand

<u>Subject : Submittal of the Unreviewed Financial Statement</u>

Enclosed herewith, please find copies of the unreviewed financial statements for the third quarter ended September 30, 2005 in SET Smart compared with various time interval of financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

Summary statement of assets and liabilities [1]

As of September 30, 2005

Assets	Baht	Liabilities	Baht
Cash	13,039,017,982.96	Deposits	703,442,499,805.55
Interbank and money market items	84,105,802,273.69	Interbank and money market items	19,143,648,401.66
Securities purchased under resale agreements	9,360,000,000.00	Liabilities payable on demand	5,991,391,323.48
Investment in securities, net	104,048,702,697.70	Securities sold under repurchase agreements	-
(with obligations Baht 16,031,294,949.75)		Borrowing	20,155,221,607.28
Credit advances (net of allowance for doubtful accounts)	575,545,144,370.34	Bank's liabilities under acceptance	796,918,830.12
Accrued interest receivables	1,295,315,339.03	Other liabilities	13,474,423,087.23
Properties foreclosed	13,020,246,153.98	Total Liabilities	763,004,103,055.32
Customers' liabilities under acceptance	796,918,830.12		
Premises and equipment, net	20,765,812,559.04	**Shareholders' equity**	
Other assets	16,782,747,026.05	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,725,430,910.00
		Reserves and net profit after appropriation	38,562,005,621.53
		Other reserves and profit and loss account	13,468,167,646.06
		Total shareholders' equity	75,755,604,177.59
Total Assets	838,759,707,232.91	Total Liabilities and Shareholders' equity	838,759,707,232.91
Customers' liabilities under unmatured bills	5,185,480,790.35	Bank's liabilities under unmatured bills	5,185,480,790.35
Total	843,945,188,023.26	Total	843,945,188,023.26

	Baht
Non-Performing Loans as of September 30, 2005 (Quarterly) (7.81% of total loans before allowance for doubtful accounts)	47,970,233,053.30
Required provisioning for loan loss as of September 30, 2005 [2]	22,393,922,351.39
Actual allowance for doubtful accounts	29,861,439,140.35
Loan to related parties	3,842,449,421.87
Loans to related asset management companies	7,615,000,000.00
Loans to related parties due to debt restructuring	4,334,965,934.46
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 capital, permitted by the Bank of Thailand	-
Legal capital fund	94,420,801,862.40
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, Section	-
International Banking Facility' s assets and liabilities	
Total assets	1,717,952,697.30
Total Liabilities	-
Significant contingent liabilities	
Avals on bills and guarantees of loans	785,083,486.92
Letter of credit	12,536,385,547.98

[1] This summary statement has not been reviewed and audited by a Certified Public Accountant

[2] Including provisioning for advance legal fee and insurance prepaid for customers

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BANLANCE SHEET

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Sep 30, 2005	June 30, 2005	Change	December 31, 2004	Sep 30, 2005	June 30, 2005	Change	December 31, 2004
ASSETS								
Cash	13,039,412	13,050,372	(10,960)	13,536,067	13,039,018	13,050,067	(11,049)	13,535,831
Interbank and money market items								
Domestic items								
Interest bearing	8,397,416	8,460,205	(62,789)	1,218,278	8,135,772	8,410,899	(275,127)	1,137,864
Non-interest bearing	1,939,680	2,399,563	(459,883)	2,135,367	2,219,397	2,458,580	(239,183)	2,150,080
Foreign items								
Interest bearing	73,463,389	73,131,328	332,061	71,969,251	73,463,389	73,131,328	332,061	71,969,251
Non-interest bearing	287,244	282,968	4,276	926,986	287,244	282,968	4,276	926,986
Total interbank and money market items-net	84,087,729	84,274,064	(186,335)	76,249,882	84,105,802	84,283,775	(177,973)	76,184,181
Securities purchased under resale agreements	9,360,000	12,400,000	(3,040,000)	19,040,000	9,360,000	12,400,000	(3,040,000)	19,040,000
Investments								
Current investments-net	48,901,818	44,255,413	4,646,405	33,325,171	48,014,942	43,225,930	4,789,012	31,657,896
Long-term investments-net	47,054,278	62,924,523	(15,870,245)	76,347,551	45,611,044	61,172,508	(15,561,464)	74,696,584
Investment in subsidiaries & associated companies-net	433,130	401,689	31,441	462,378	10,422,717	10,188,156	234,561	10,635,878
Total investments-net	96,389,226	107,581,625	(11,192,399)	110,135,100	104,048,703	114,586,594	(10,537,891)	116,990,358
Loans and accrued interest receivables								
Loans	614,439,463	605,002,834	9,436,629	592,588,469	605,317,837	595,696,305	9,621,532	578,117,032
Accrued interest receivables	1,765,932	1,788,230	(22,298)	2,455,344	1,295,315	1,254,140	41,175	1,318,032
Total loans and accrued interest receivables	616,205,395	606,791,064	9,414,331	595,043,813	606,613,152	596,950,445	9,662,707	579,435,064
<u>Less</u> Allowance for doubtful accounts *	(35,846,091)	(36,515,741)	669,650	(41,468,137)	(27,513,976)	(27,725,648)	211,672	(29,368,186)
<u>Less</u> Revaluation allowance for debt restructuring	(2,602,929)	(2,285,839)	(317,090)	(4,878,194)	(2,258,716)	(1,898,185)	(360,531)	(2,297,055)
Total loans and accrued interest receivables-net	577,756,375	567,989,484	9,766,891	548,697,482	576,840,460	567,326,612	9,513,848	547,769,823
Properties foreclosed-net	17,960,474	17,829,639	130,835	17,397,232	13,020,246	12,932,131	88,115	12,734,311
Customers' liability under acceptance	796,919	739,933	56,986	743,369	796,919	739,933	56,986	743,369
Premises and equipment-net	21,388,196	21,322,971	65,225	19,747,325	20,765,813	20,671,455	94,358	19,220,398
Intangible assets-net	3,811,384	3,732,530	78,854	3,523,360	3,290,017	3,222,587	67,430	2,988,530
Accrued income receivables	1,678,144	1,737,469	(59,325)	1,818,363	1,569,547	1,641,166	(71,619)	1,736,440
Derivative revaluation	2,898,193	3,260,162	(361,969)	6,348,767	2,898,193	3,260,162	(361,969)	6,348,767
Other assets-net	10,294,961	6,864,971	3,429,990	7,314,809	9,024,989	6,121,266	2,903,723	6,649,339
Total Assets	839,461,013	840,783,220	(1,322,207)	824,551,748	838,759,707	840,235,748	(1,476,041)	823,941,547

* Normalized provisioning policy has been removed and its outstanding amount has been transferred to be included in allowance for doubtful accounts.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BANLANCE SHEET

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Sep 30, 2005	June 30, 2005	Change	December 31, 2004	Sep 30, 2005	June 30, 2005	Change	December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits								
Deposits in baht	699,336,775	692,394,588	6,942,187	701,712,988	699,901,482	692,829,029	7,072,453	702,127,817
Deposits in foreign currencies	3,041,018	2,743,396	297,622	3,856,728	3,041,018	2,743,396	297,622	3,856,728
Total deposits	702,377,793	695,137,984	7,239,809	705,569,716	702,942,500	695,572,425	7,370,075	705,984,545
Interbank and money market items								
Domestic items								
Interest bearing	14,755,927	16,213,691	(1,457,764)	8,067,532	14,340,927	15,788,691	(1,447,764)	7,707,532
Non-interest bearing	4,332,748	3,357,115	975,633	3,182,510	4,309,398	3,356,762	952,636	3,182,510
Foreign items								
Interest bearing	190,200	134,853	55,347	18,777	190,200	134,853	55,347	18,777
Non-interest bearing	303,124	194,235	108,889	256,130	303,124	194,235	108,889	256,130
Total interbank and money market items	19,581,999	19,899,894	(317,895)	11,524,949	19,143,649	19,474,541	(330,892)	11,164,949
Liability payable on demand	5,991,391	5,843,424	147,967	7,426,010	5,991,391	5,843,424	147,967	7,426,010
Borrowings								
Short-term borrowings	500,000	8,247,600	(7,747,600)	3,843,000	500,000	8,247,600	(7,747,600)	3,843,000
Long-term borrowings	20,155,222	20,211,870	(56,648)	19,767,595	20,155,222	20,211,869	(56,647)	19,767,595
Total borrowings	20,655,222	28,459,470	(7,804,248)	23,610,595	20,655,222	28,459,469	(7,804,247)	23,610,595
Bank's liability under acceptance	796,919	739,933	56,986	743,369	796,919	739,933	56,986	743,369
Derivative revaluation	3,755,512	7,222,315	(3,466,803)	1,440,906	3,755,511	7,222,315	(3,466,804)	1,440,906
Accrued interest payables	1,481,734	1,021,448	460,286	1,096,509	1,479,926	1,021,408	458,518	1,093,566
Other liabilities	8,754,930	9,071,555	(316,625)	6,474,039	8,238,985	8,807,116	(568,131)	6,127,970
Total Liabilities	763,395,500	767,396,023	(4,000,523)	757,886,093	763,004,103	767,140,631	(4,136,528)	757,593,910

AL

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BANLANCE SHEET

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Sep 30, 2005	June 30, 2005	Change	December 31, 2004	Sep 30, 2005	June 30, 2005	Change	December 31, 2004
Shareholders' equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 per value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,372,543,091 ordinary shares, Baht 10 per value	23,725,431		17,692		23,725,431		17,692	
2,370,773,865 ordinary shares, Baht 10 per value		23,707,739				23,707,739		
2,363,624,537 ordinary shares, Baht 10 par value				23,636,245				23,636,245
Premium on ordinary shares	17,723,817	17,689,829	33,988	17,555,259	17,723,817	17,689,829	33,988	17,555,259
Appraisal surplus on asset revaluation	10,060,432	10,096,772	(36,340)	8,762,355	10,060,432	10,096,772	(36,340)	8,762,355
Revaluation surplus (deficit) on investments	(206,594)	762,588	(969,182)	951,996	(206,594)	762,588	(969,182)	951,996
Retained earning								
Appropriated								
Legal reserve	770,000	770,000	-	770,000	770,000	770,000	-	770,000
Unappropriated	23,682,518	20,068,189	3,614,329	14,671,782	23,682,518	20,068,189	3,614,329	14,671,782
	75,755,604	73,095,117	2,660,487	66,347,637	75,755,604	73,095,117	2,660,487	66,347,637
Minority interests	309,909	292,080	17,829	318,018	-	-	-	-
Total Shareholders' equity	76,065,513	73,387,197	2,678,316	66,665,655	75,755,604	73,095,117	2,660,487	66,347,637
Total Liabilities and Shareholders' equity	839,461,013	840,783,220	(1,322,207)	824,551,748	838,759,707	840,235,748	(1,476,041)	823,941,547
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	785,083	608,010	177,073	614,862	785,083	608,010	177,073	617,267
Liability under unmatured import bills	5,185,481	4,959,972	225,509	4,290,602	5,185,481	4,959,972	225,509	4,290,602
Letters of credit	12,536,386	13,904,743	(1,368,357)	14,103,371	12,536,386	13,904,743	(1,368,357)	14,103,371
Other contingencies	697,876,172	655,872,637	42,003,535	532,959,404	697,745,275	655,744,729	42,000,546	532,843,314

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Q3/05	Q2/05	Change	Q3/04 Restated	Q3/05	Q2/05	Change	Q3/04 Restated
Interest and dividend income								
Loans	7,895,277	7,552,734	342,543	6,940,777	7,779,528	7,426,869	352,659	6,572,860
Interbank and money market items	651,048	585,141	65,907	330,692	651,359	584,406	66,953	330,585
Investments	866,021	1,414,045	(548,024)	905,440	858,973	1,409,490	(550,517)	902,765
Total interest and dividend income	9,412,346	9,551,920	(139,574)	8,176,909	9,289,860	9,420,765	(130,905)	7,806,210
Interest expenses								
Deposits	1,326,692	1,304,324	22,368	1,377,246	1,327,282	1,304,323	22,959	1,377,246
Interbank and money market items	108,604	96,235	12,369	70,683	86,982	95,045	(8,063)	68,664
Short-term borrowings	20,671	14,327	6,344	-	20,671	14,327	6,344	-
Long-term borrowings	283,578	292,413	(8,835)	285,653	283,578	292,413	(8,835)	285,653
Total interest expenses	1,739,545	1,707,299	32,246	1,733,582	1,718,513	1,706,108	12,405	1,731,563
Net income from interest and dividend	7,672,801	7,844,621	(171,820)	6,443,327	7,571,347	7,714,657	(143,310)	6,074,647
Bad debt and doubtful accounts (reversal)*	515,432	(45,305)	560,737	(855,948)	598,918	99,099	499,819	(647,806)
Loss on debt restructuring	742,981	695,675	47,306	1,622,182	676,250	617,775	58,475	988,769
Net income from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring	6,414,388	7,194,251	(779,863)	5,677,093	6,296,179	6,997,783	(701,604)	5,733,684
Non-interest income								
Gain (loss) on investment	33,848	180,146	(146,298)	113,178	44,981	180,146	(135,165)	(7,851)
Share of profit (loss) from investments on equity method	28,091	(75,654)	103,745	25,244	228,944	(2,029)	230,973	(38,612)
Fees and service income								
Acceptance, aval and guarantees	195,054	146,444	48,610	166,887	195,054	146,444	48,610	166,887
Others	2,168,131	2,012,925	155,206	1,884,381	1,971,786	1,831,378	140,408	1,694,970
Gain on exchange	392,205	220,067	172,138	321,652	392,205	220,067	172,138	321,652
Loss on transfer of financial assets	-	-	-	(76,631)	-	-	-	-
Other income	425,552	210,013	215,539	208,044	289,346	167,506	121,840	190,572
Total non-interest income	3,242,881	2,693,941	548,940	2,642,755	3,122,316	2,543,512	578,804	2,327,618
Non-interest expenses								
Personnel expenses	2,374,528	1,585,236	789,292	1,753,037	2,268,175	1,473,522	794,653	1,680,988
Premises and equipment expenses	803,289	846,494	(43,205)	867,127	771,637	818,977	(47,340)	842,341
Taxes and duties	406,057	416,932	(10,875)	339,783	394,961	403,912	(8,951)	328,226
Fees and service expenses	682,093	616,065	66,028	732,292	674,921	603,462	71,459	694,841
Directors' remuneration	13,672	31,014	(17,342)	13,449	12,082	29,424	(17,342)	11,799
Contribution to Financial Institutions Development Fund	701,304	711,687	(10,383)	708,310	701,304	711,687	(10,383)	708,310
Other expenses	490,565	699,216	(208,651)	492,197	466,066	560,973	(94,907)	429,530
Total non-interest expenses	5,471,508	4,906,644	564,864	4,906,195	5,289,146	4,601,957	687,189	4,696,035
Income before income tax	4,185,761	4,981,548	(795,787)	3,413,653	4,129,349	4,939,338	(809,989)	3,365,267
Income tax expenses	589,368	1,119,021	(529,653)	33,344	551,361	1,090,501	(539,140)	-
Net income before minority interest	3,596,393	3,862,527	(266,134)	3,380,309	3,577,988	3,848,837	(270,849)	3,365,267
Minority interest in net income	(18,405)	(13,690)	(4,715)	(15,042)	-	-	-	-
Net income	3,577,988	3,848,837	(270,849)	3,365,267	3,577,988	3,848,837	(270,849)	3,365,267
Basic earning per share (Baht)	1.51	1.62	(0.11)	1.43	1.51	1.62	(0.11)	1.43
Number of the weighted average number of ordinary shares ('000)	2,372,332	2,370,677	1,655	2,363,303	2,372,332	2,370,677	1,654	2,363,303

* Normalized provision has been transferred to be included in bad debt and doubtful accounts.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SU·IS IDIARIES

STATEMENT OF INCOME

For the nine-month periods ended September 30, 2005 ai d 3004

	Consolidated (Thous: ii | Baht)			The Bank (Thousand Baht)		
	2005	2004 Restated	Change	2005	2004 Restated	Change
Interest and dividend income						
Loans	22,774,358	20,135,67	2,638,683	22,191,735	19,041,633	3,150,102
Interbank and money market items	1,758,008	1,205,54	552,459	1,757,121	1,204,359	552,762
Investments	3,170,435	2,893,18	277,251	3,151,075	2,866,708	284,367
Total interest and dividend income	27,702,801	24,234,40	3,468,393	27,099,931	23,112,700	3,987,231
Interest expenses						
Deposits	3,952,332	4,185,71	(233,387)	3,952,922	4,185,719	(232,797)
Interbank and money market items	273,371	167,83	105,539	248,710	163,340	85,370
Short-term borrowings	47,564	-	47,564	47,564	-	47,564
Long-term borrowings	849,442	984,20	(134,765)	849,442	984,207	(134,765)
Total interest expenses	5,122,709	5,337,75	(215,049)	5,098,638	5,333,266	(234,628)
Net income from interest and dividend	22,580,092	18,896,65	3,683,442	22,001,293	17,779,434	4,221,859
Bad debt and doubtful accounts (reversal)*	360,755	(4,661,61	5,022,372	829,578	(3,347,170)	4,176,748
Loss on debt restructuring	1,832,884	6,383,21	(4,550,328)	1,371,289	4,489,123	(3,117,834)
Net income from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring	20,386,453	17,175,05	3,211,399	19,800,426	16,637,481	3,162,945
Non-interest income						
Gain on investment	341,899	763,72	(421,821)	257,245	657,470	(400,225)
Share of profit (loss) from investments on equity method	(48,778)	69,32	(118,104)	372,280	69,537	302,743
Fees and service income						
Acceptance, aval and guarantees	501,983	432,61	69,364	501,983	432,619	69,364
Others	6,354,931	5,488,17	866,760	5,783,812	4,923,737	860,075
Gain on exchange	819,454	1,132,86	(313,415)	819,454	1,132,869	(313,415)
Loss on transfer of financial assets	-	(511,995	511,995	-	-	-
Other income	901,254	469,28	431,970	683,066	402,810	280,256
Total non-interest income	8,870,743	7,843,99	1,026,749	8,417,840	7,619,042	798,798
Non-interest expenses						
Personnel expenses	5,477,714	4,806,58	671,131	5,162,617	4,590,505	572,112
Premises and equipment expenses	2,343,457	2,577,34	(233,884)	2,259,039	2,503,746	(244,707)
Taxes and duties	1,197,285	1,023,37	173,909	1,151,753	983,648	168,105
Fees and service expenses	1,887,976	2,147,87	(259,899)	1,859,949	2,063,543	(203,594)
Directors' remuneration	58,826	41,41	17,408	53,344	35,485	17,859
Contribution to Financial Institutions Development Fund	2,124,678	2,093,54	31,135	2,124,678	2,093,543	31,135
Other expenses	1,835,919	1,274,79	561,131	1,423,339	1,070,258	353,081
Total non-interest expenses	14,925,855	13,964,93	960,921	14,034,719	13,340,728	693,991
Income before income tax	14,331,341	11,054,11	3,277,227	14,183,547	10,915,795	3,267,752
Income tax expenses	3,009,506	96,20	2,913,298	2,913,777	-	2,913,777
Net income before minority interest	11,321,835	10,957,90	363,929	11,269,770	10,915,795	353,975
Minority interest in net income	(52,065)	(42,111	(9,954)	-	-	-
Net income	11,269,770	10,915,79	353,975	11,269,770	10,915,795	353,975
Basic earning per share (Baht)	4.75	4.6	0.11	4.75	4.64	0.11
Number of the weighted average number of ordinary shares ('000)	2,370,747	2,363,08	8,663	2,370,747	2,362,084	8,663

* Normalized provision has been transferred to be included in bad debt and doubtful accounts.

Data of Consolidated

Million Baht

	Sep 30, 05	June 30, 05
[illegible]	[illegible]	[illegible]
Total Assets	839,461	840,783
[illegible]	[illegible]	[illegible]
NPL	59,882	64,576
[illegible]	[illegible]	[illegible]
NIM	3.80%	3.85%
[illegible]	[illegible]	[illegible]
ROE	19.23%	21.28%

Interest Rate	Sep 30, 05	June 30, 05
[illegible]	[illegible]	[illegible]
MOR	6.25%	5.75%
[illegible]	[illegible]	[illegible]
Saving	0.75%	0.75%
[illegible]	[illegible]	[illegible]
Fixed 6 months	1.75%	1.00%
[illegible]	[illegible]	[illegible]

NPL : Non performing loan
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statement of income

Million Baht

	Q3/05	Q2/05	Change
Total interest and dividend income	9,412	9,552	(140)
Total interest expense	1,739	1,707	32
Net income from interest and dividend	7,673	7,845	(172)
Reversal of bad debt and doubtful accounts	516	(45)	561
Loss on debt restructuring	743	696	47
Net income from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring	6,414	7,194	(780)
Total non-interest income	3,243	2,694	549
Total non-interest expenses	5,471	4,907	564
Income before income tax	4,186	4,981	(795)
Income tax expenses	589	1,119	(530)
Minority interest in net income	(19)	(13)	(6)
Net income	3,578	3,849	(271)

In the third quarter of 2005, the Bank and its subsidiaries recorded net operating income amounting to Baht 3,578 million, down from the second quarter by Baht 271 million or 7.04%. The items having significant changes are as follows:

- **Net income from interest and dividend,** down by Baht 140 million or 1.46% over the preceding quarter, as follows:

Million Baht

	Q3/05	Q2/05	Change
Loans	7,895	7,553	342
Interbank and money market items	651	585	66
Investments	866	1,414	(548)
Total	9,412	9,552	(140)

- **Interest income from loans,** increased by Baht 342 million or 4.54% because of loan growth.

- **Interest and dividend income from investments,** decreased by Baht 548 million or 38.75% due mainly to the fact that the Bank disposed debt instrument in this quarter to extend more loans and, in the preceding quarter, the Bank received dividend income on equity securities.

- **Bad debt and doubtful accounts,** up from the preceding quarter by Baht 560 million, due primarily to the fact that the Bank set aside the allowance for doubtful accounts amounting to Baht 1,275 million, higher than that of the preceding quarter by Baht 558 million to align with the growth of new loans and the change of economic conditions. (Please see allowance for doubtful accounts on page 10)

Million Baht

Bad debt and doubtful accounts	Q3/05	Q2/05	Change
The Bank only			
>> addition in this quarter	1,275	717*	558
>>compensate for loss on debt restructuring	(676)	(618)	(58)
Subsidiaries			
>> decreased in this quarter	(84)	(144)	60
Total	515	(45)	560

* Normalized provision has been transferred to bad debt and doubtful accounts

- **Non-interest income,** up by Baht 549 million or 20.38% from the preceding quarter. The items having significant changes are as follows:

Million Baht

Non-interest income	Q3/05	Q2/05	Change
Gain on investment	34	180	(146)
Share of loss from investments on equity method	28	(76)	104
Fee and service income	2,363	2,160	203
Gain on exchange	392	220	172
Other income	426	210	216
Total	3,243	2,694	549

- **Share of profit (loss) from investments on equity method**

Million Baht

Profit (loss)	Q3/05	Q2/05	Change
Phethai - AMC	155	68	87
Ploy – AMC	8	(18)	26
Other affiliates and subsidiaries	66	(52)	118

- **Fee and service income,** up by Baht 203 million or 9.43% due mainly to underwriting fee, advisory fee and bancassurance in this quarter.

- **Gain on exchange,** up from the preceding quarter by Baht 172 million or 78.22% due mainly to gain on foreign currency derivative transactions.

- **Other income,** up from the preceding quarter by Baht 216 million or 102.63% reflecting the Phethai AMC's gain on properties foreclosed disposal.

- **Total non-interest expenses,** up from the preceding quarter by Baht 566 million or 11.51%. The items having significant changes are as follows:

Million Baht

Total non-interest expenses	Q3/05	Q2/05	Change
Personnel expenses	2,375	1,585	790
Premises and equipment expenses	803	846	(43)
Taxes and duties	406	417	(11)
Fee and service expenses	682	616	66
Directors' remuneration	14	31	(17)
Contribution to FIDF	701	712	(11)
Other expenses	491	699	(208)
Total	5,472	4,906	566

- **Premises and equipment expenses,** up by Baht 790 million or 49.79% driven by the fact that the Bank has set aside provision for bonus and the severance pay for retirement for the entire obligation amount to be paid to retired staffs in accordance with the Thai Accounting Standard number 53 regarding Provision, Contingent Liabilities and Contingent Assets, which become effective in 2005.

Consolidated Balance Sheet

Million Baht

	Sep 30,05	Jun 30,05	Change
Total Assets	839,461	840,783	(1,322)
Total Liabilities	763,396	767,396	(4,000)
Total Shareholders' equity	76,069	73,387	2,678

Total Assets decreased as a result of a decrease in Investment, Securities purchased under resale agreements, while loans increased.

Total Liabilities decreased as a result of a decrease in Short-term borrowings and Derivative revaluation while Interbank and money market increased.

Total Shareholders' equity increased as a result of the Bank's operating income.

>> Asset

Million Baht

	Sep 30, 05	Jun 30, 05	Change
Total Assets	839,461	840,783	(1,322)
▪ Securities purchased under resale agreements	9,360	12,400	(3,040)
▪ Investment-net	96,389	107,582	(11,193)
▪ Loans and accrued interest receivables-net	577,756	567,989	9,767

The items of **Total Assets** having significant change are as follows:

- ❑ **Investment in the bond repurchase market with the Bank of Thailand** decreased by Baht 3,040 million or 24.52% as a result of the Bank's liquidity management.
- ❑ **Investments-net**, down by Baht 11,193 million or 10.40% due mainly to the Bank's disposals of short term debt instrument and thereafter extended more loans to reap higher yield.

Million Baht

	Sep 30, 05	Jun 30, 05	Change
Debt securities	88,502	98,917	(10,415)
Equity securities	7,887	8,665	(778)
Total	96,389	107,582	(11,193)

❑ **Loans, Interest receivables and Allowance for doubtful accounts**

Million Baht

	Sep 30, 05	Jun 30, 05	Change
Loans	614,439	605,003	9,436
● Restructured loans	69,278	77,429	(8,151)
- Performing Restructured loans	42,159	44,280	(2,121)
- Non-performing Restructured loans [1]	27,119	33,149	(6,030)
● Non-restructured loans	545,161	527,574	17,587
Interest receivables	1,766	1,788	(22)
Total loans and interest receivables	616,205	606,791	9,414
Less Allowance for doubtful accounts	(35,846)	(36,516)	670
Revaluation allowance for debt restructuring	(2,603)	(2,286)	(317)
Total loans and interest receivables-net	577,756	567,989	9,767

Loans, up by Baht 9,436 million or 1.56% stemming from the increment of commercial loans and housing loans. This drove net new loans (after repayment) to Baht 11,732 million while loan written off amounted to Baht 2,296 million

Allowance for doubtful accounts, in the past, the Bank has a policy to set aside the allowance for doubtful accounts in excess of the Bank of Thailand regulations as well as normalized provisioning at the rate of 0.5% of total loans, which has already reached the policy target since the second quarter of 2005 and the allowance for normal loans at 1% in proportion to the net incremental normal loans.

As a result of the economic upturn, the trend of the demand for loans has increased, leading the Bank's loans to grow continuously. Therefore, to manage the allowance for doubtful accounts to dynamically reflect the changing economic conditions and other related factors, from the third quarter onward, the Bank removed the normalized provisioning policy and transferred its outstanding amount to be included in the allowance for doubtful accounts. The provision for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The provision for performing loans has been assessed based upon general

[1] as part of NPL

related factors such as historical loss, credit risks, economic conditions and management experiences, etc. For corporate loans, the provision is determined on a case by case basis while the provision for retail loans is determined on portfolio basis with similar risk characteristics.

As of September 31, 2005, allowance for doubtful account has decreased by Baht 670 million or 1.83% as a result of the Phethai AMC's loans written off.

- **Classified Loans**

Million Baht

	Consolidated							
	Sep 30, 2005				June 30, 2005			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision
Pass	547,030	209,121	1	5,4[illegible]	532,924	206,107	1	5,365
Special mention	5,886	950	2	11[illegible]	5,663	1,025	2	113
Sub standard	4,575	883	20	17[illegible]	5,892	1,733	20	347
Doubtful	12,766	5,309	50	2,6[illegible]	12,753	4,929	50	2,464
Doubtful of loss	43,356	15,770	100	15,[illegible]	46,808	16,692	100	16,803
Total	613,613	232,033		24,[illegible]	604,040	230,486		25,092
Revaluation allowance for debt restructuring				2,6[illegible]				2,286
Total				26,[illegible]				27,378
Allowance established in excess of BOT regulations for NPLs and Normal loans				11,[illegible]				11,341
Total				38,3[illegible]				38,719
Kasikorn Factoring Co., Ltd.	2,592			[illegible]	2,751			83
Total	616,205			38,[illegible]	606,791			38,802

Million Baht

	The Bank							
	Sep 30, 2005				June 30, 2005			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision
Pass	553,413	217,805	1	5,[illegible]	540,119	215,699	1	5,401
Special mention	4,889	867	2	[illegible]	4,692	891	2	94
Sub standard	4,575	883	20	[illegible]	5,892	1,733	20	347
Doubtful	12,766	5,309	50	2,[illegible]	12,753	4,929	50	2,464
Doubtful of loss	30,970	10,245	100	10,[illegible]	33,494	10,907	100	10,852
Total	606,613	235,109		18,[illegible]	596,950	234,159		19,258
Allowance established in excess of BOT regulations for NPLs and Normal loans				2,[illegible]				1,898
Total				21,[illegible]				21,156
Normalized provisions				8,[illegible]				8,468
Total				29,[illegible]				29,624

>> Liabilities and Shareholders' equity

Million Baht

	Sep 30, 05	Jun 30, 05	Change
Total Liabilites	763,396	767,396	(4,000)
▪ Deposits	702,378	695,138	7,240
▪ Short-term borrowings	500	8,248	(7,748)
▪ Derivative revaluation	3,756	7,222	(3,466)
Shareholders' equity	76,065	73,387	2,678

The items of **Total Liabilities** and **shareholders' equity** having significant changes are as follows:

- ❑ **Deposits**, up by Baht 7,240 million or 1.04% as a result of an increase in saving and fixed deposit.

Million Baht

Type of deposits	Sep 30, 05	Jun 30, 05	Change
Current	42,268	39,286	2,982
Saving	404,860	394,917	9,943
Fixed 3 months	193,958	209,901	(15,943)
Fixed 6 months	12,233	4,427	7,806
Fixed 12 months and upward	49,059	46,607	2,452
Total	702,378	695,138	7,240

- ❑ **Short-term borrowings**, down by Baht 7,748 million or 93.94% due to a maturity of 90 days short-term debentures of 1/2004 and 1/2005 in this quarter.
- ❑ **Derivative revaluation on the liabilities side**, down by Baht 3,466 million or 48% due to Baht appreciation which decreases the losses from revaluation from higher forward sold contract rate than exchange rate at the end of the period. However, it will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.
- ❑ **Shareholders' equity**, up by Baht 2,678 million or 3.65% as a result of operating income.

>> Capital Funds

Million Baht

	Sep 30, 05	Jun 30, 05	Change
Tier 1*	62,287	54,469	7,818
Tier 2	32,052	32,070	(18)
Total Tier*	94,339	86,539	7,800
Risk weighted assets	649,988	641,031	8,957
Tier 1 capital ratio*	9.58%	8.50%	1.08%
Total capital ratio*	14.51%	13.50%	1.01%

* excluding net profit of each period.

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	Sep 30, 05	Jun 30, 05	Mar 31, 05	Dec 31, 04	Sep 30, 04	Sep 30, 05	Jun 30, 05	Mar 31, 05	Dec 31, 04	Sep 30, 04
Investments										
Debt Instruments	88,502	98,917	104,391	104,402	125,961	[illegible]	97,818	103,219	102,665	125,448
■ Government and state enterprise securities										
>> Trading investments	1,240	2,068	8,487	1,315	4,373	[illegible]	2,068	8,487	1,315	4,373
>> Available-for-sale investments	29,108	31,104	32,240	36,194	50,545	[illegible]	31,104	32,240	36,194	50,545
>> Held-to-maturity investments	24,398	25,066	25,239	26,000	26,882	[illegible]	23,967	24,067	24,263	26,369
■ Private enterprise debt instruments										
>> Trading investments	22	-	-	-	-	22	-	-	-	-
>> Available-for-sale investments	2,050	2,462	2,496	2,821	3,426	[illegible]	2,462	2,496	2,821	3,426
>> Held-to-maturity investments	223	236	237	278	278	[illegible]	236	237	278	278
■ Foreign debt instruments										
>> Available-for-sale investments	17,987	24,713	23,271	24,182	25,726	[illegible]	24,713	23,271	24,182	25,726
>> Held-to-maturity investments	13,474	13,268	12,421	13,612	14,731	[illegible]	13,268	12,421	13,612	14,731
Equity Securities	7,887	8,665	9,319	5,733	6,165	[illegible]	16,769	17,365	14,325	13,227
>> Available-for-sale investments	1,293	1,377	1,421	1,766	1,700	[illegible]	1,377	1,421	1,572	1,679
>> General investments	6,161	6,887	7,440	3,504	4,088	[illegible]	5,204	5,389	2,117	2,163
>> Investment in subsidiaries & associated companies	433	401	458	463	377	[illegible]	10,188	10,555	10,636	9,385
Total investment-net	96,389	107,582	113,710	110,135	132,126	[illegible]	114,587	120,584	116,990	138,675
Loans, Accrued interest receivables and Allowance for doubtful accounts										
Written off loans	2,396	2,786	1,629	14,718	4,587	[illegible]	2,154	1,227	13,051	2,860
Restructured loans	68,398	77,429	82,908	89,437	103,909	[illegible]	67,188	68,856	70,211	79,981
Non-performing loans (NPL)	59,882	64,576	68,400	72,809	73,400	[illegible]	51,785	54,042	56,870	55,324
Total loans used for NPL ratio calculation	620,717	610,839	592,180	591,901	581,046	[illegible]	604,283	584,589	579,885	567,223
NPL to total loans (%)	9.65	10.57	11.55	12.30	12.63	[illegible]	8.57	9.24	9.81	9.75
Classified loans										
>> Pass	547,030	532,924	509,510	512,470	499,771	[illegible]	540,119	516,996	517,189	505,345
>> Special mention	5,886	5,663	12,539	6,282	8,334	[illegible]	4,692	11,811	5,012	6,269
>> Sub standard	4,575	5,892	5,976	8,445	4,603	[illegible]	5,892	5,976	8,445	4,603
>> Doubtful	12,766	12,753	12,737	12,003	5,389	[illegible]	12,753	12,737	12,003	5,389
>> Doubtful of loss	43,356	46,808	50,635	53,389	64,016	[illegible]	33,494	35,688	36,786	45,165
Total	613,613	604,040	591,397	592,589	582,113	[illegible]	596,950	583,208	579,435	566,971
Kasikorn Factoring Co., Ltd.	2,592	2,751	2,300	2,455	2,310	-	-	-	-	-
Total	616,205	606,791	593,697	595,044	584,423	[illegible]	596,950	583,208	579,435	566,971
Allowance for doubtful accounts	38,366	38,719	40,737	46,268	59,130	[illegible]	29,624	30,784	31,665	43,298
Allowance as required by BOT	26,870	27,378	27,198	32,086	42,686	[illegible]	21,156	20,831	21,800	30,607
Allowance to allowance as required by BOT(%)	142.78	141.43	149.78	144.20	138.52	[illegible]	140.03	147.77	145.26	141.47
Properties foreclosed-net										
Properties foreclosed	21,220	21,358	21,307	21,216	20,084	[illegible]	16,002	16,242	16,071	15,566
Less Allowance for impairment	(3,260)	(3,528)	(3,544)	(3,819)	(3,640)	[illegible]	(3,070)	(3,255)	(3,336)	(3,234)
Properties foreclosed-net	17,960	17,830	17,763	17,397	16,444	[illegible]	12,932	12,987	12,735	12,332
Deposits										
>> Current	42,268	39,286	39,918	38,036	39,568	[illegible]	39,440	40,071	38,331	39,695
>> Saving	404,860	394,917	403,225	384,430	379,312	[illegible]	395,198	403,833	384,550	379,795
>> Fixed 3 months	193,958	209,901	218,374	225,247	231,314	[illegible]	209,901	218,374	225,247	231,314
>> Fixed 6 months	12,233	4,427	4,713	4,926	5,177	[illegible]	4,427	4,712	4,926	5,177
>> Fixed 12 months and upward	49,059	46,607	48,642	52,930	55,444	[illegible]	46,607	48,649	52,930	55,444
Total deposits	702,378	695,138	714,872	705,569	710,815	[illegible]	695,573	715,633	705,984	711,425

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%[2]					%[3]				
	Sep 30, 05	Jun 30, 05	Mar 31, 05	Dec 31, 04	Sep 30, 04	Sep 30, 05	Jun 30, 05	Mar 31, 05	Dec 31, 04	Sep 30, 04
Capital funds ratio[1]										
Tier 1 capital ratio	9.58	8.50	7.90	7.99	8.29	[illegible]	9.71	9.80	9.27	8.86
Tier 2 capital ratio	4.93	5.00	5.19	5.14	5.23	[illegible]	5.00	5.19	5.14	5.20
Total Capital funds ratio	14.51	13.50	13.09	13.13	13.51	[illegible]	14.71	14.99	14.41	14.06

(1) Calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiaries asset management companies.

(2) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(3) Include net profit of each period be counted as the capital funds.

Financial Highlights – Consolidated financial statement

As of or for the quarter ended		Sep 30, 05	Jun 30, 05	% Change	Mar 31, 05	Dec 31, 04	Sep 30, 04
Common share information:							
Per share (Baht)	• basic earnings	1.51	1.63	(7.41)	1.62	1.87	1.43
	• book value	31.93	30.83	3.57	30.21	28.07	26.13
Share price [1] (Baht)	• high	64.50	59.00	9.32	55.00	53.00	45.00
	• low	50.00	52.50	(4.76)	53.50	52.50	44.50
	• closing	62.50	55.00	13.64	54.50	52.50	45.00
Common shares outstanding	• average basic (thousand Baht)	2,372,332	2,370,677	0.07	2,369,198	2,363,605	2,363,303
	• end of quarter (thousand Baht)	2,372,543	2,370,774	0.08	2,369,895	2,363,625	2,363,449
Market capitalization (Million Baht)		148,284	130,393	13.72	129,159	124,090	106,355
Value measures:							
Price to book value ratio (PBV)		1.96	1.78	10.11	1.80	1.87	1.72
Operating results (Million Baht)							
Interest and dividend income		9,412	9,552	(1.47)	8,739	8,765	8,177
Interest expenses		1,740	1,707	1.93	1,676	1,695	1,734
Net income from interest and dividends		7,672	7,845	(2.21)	7,063	7,070	6,443
Bad debt and doubtful accounts [2]		1,258	651	93.24	285	1,039	766
Non-interest income		3,243	2,694	20.38	2,934	4,251	2,643
Non-interest expenses		5,472	4,907	11.51	4,548	5,828	4,906
Total income [3]		10,915	10,539	3.57	9,997	11,321	9,086
Net income		3,578	3,849	(7.04)	3,843	4,425	3,365
Operating measures:							
Net interest margin [4]		3.80%	3.85%	(0.05)	3.49%	3.49%	3.16%
Efficiency ratio		50.13%	46.56%	3.57	45.49%	51.48%	54.00%
Return on average assets (ROA) [4]		1.70%	1.83%	(0.13)	1.84%	2.15%	1.65%
Return on average equity (ROE) [4]		19.23%	21.28%	(2.05)	22.29%	27.63%	22.43%
Number of employees		10,212	10,175	0.36	10,126	10,110	10,069
Balance sheet information (Million Baht)							
Loans		614,439	605,003	1.56	591,852	592,588	581,612
Allowance for doubtful accounts [5]		38,449	38,803	(0.91)	40,818	46,346	59,210
Non-performing loans (NPL)		59,882	64,576	(7.27)	68,400	72,809	73,400
Total assets		839,461	840,783	(0.16)	843,428	824,552	822,149
Deposits		702,378	695,138	1.04	714,872	705,570	710,815
Total liabilities		763,395	767,396	(0.52)	771,552	757,886	760,084
Shareholders' equity [6]		75,756	73,095	3.64	71,598	66,348	61,757
Average assets		840,122	842,106	(0.24)	833,990	823,350	814,165
Average earning assets [7]		808,544	814,410	(0.72)	809,120	811,359	816,230
Average shareholders' equity [6]		74,426	72,347	2.87	68,973	64,053	60,022
Risk weighted assets		649,988	641,031	1.40	619,433	611,104	589,013
Balance sheet quality measures							
Loans to deposits ratio		87.48%	87.03%	0.45	82.79%	83.99%	81.82%
Shareholders' equity to risk weighted assets		11.65%	11.40%	0.25	11.56%	10.86%	10.48%
Return on risk weighted assets [4]		2.20%	2.40%	(0.20)	2.48%	2.90%	2.29%
Tier 1 capital ratio		9.58%	8.50%	1.08	7.90%	7.98%	8.29%
Total capital ratio		14.51%	13.50%	1.01	13.09%	13.13%	13.51%
NPL to loans [8]		9.65%	10.57%	(0.95)	11.55%	12.30%	12.62%
Total allowance to loans		6.36%	6.41%	(0.15)	6.90%	7.82%	10.18%
Total allowance to NPL		64.21%	60.09%	4.12	59.67%	63.65%	80.67%
NPL after allowance (Million Baht)		21,433	25,774	(16.84)	27,582	26,463	14,190

Financial Highlights – Consolidated financial statement (continued)

[1] local board / high-low share prices during the quarter

[2] Including loss on debt restructuring

[3] Total income = Net income from interest and dividend + Non-interest income

[4] Annualised

[5] Including revaluation allowance for debt restructuring

[6] Excluding minority interest

[7] Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

[8] Loans used in calculation are loans to general customers and loans to financial institutions

Preparing of Consolidated financial statement

The consolidated financial statement comprise the Bank and its subsidiaries, are as follows:

	% Shareholding				
	Sep 30, 05	Jun 30, 05	Mar 31, 05	Dec 31, 04	Sep 30, 04
KASIKORNBANKGROUP					
>> Kasikorn Factoring Co., Ltd. (K-Factoring)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Asset Management Co., Ltd. (K-Asset)	71.43	71.42	71.42	71.42	71.42
>> Kasikorn Research center Co., Ltd. (KRC)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Securities Co., Ltd. (K-Securities)	99.92	99.91	99.91	99.91	-
>> Kasikorn Leasing Co., Ltd. (K-Leasing)	99.99	99.99	99.99	99.99	-
Phethai Asset Management Co., Ltd. (Phethai-AMC)	99.99	99.99	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. (Ploy-AMC)	99.99	99.99	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. (PLB)	99.99	99.99	99.99	99.99	99.99

* The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.
- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.